UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                            FORM 11-K


[ X  ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1999

                               OR

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From _________ To ________.


Commission file number 0-7201.


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       BROWN & BROWN, INC.
                EMPLOYEES' SAVINGS PLAN AND TRUST


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       BROWN & BROWN, INC.
                   220 SOUTH RIDGEWOOD AVENUE
                  DAYTONA BEACH, FLORIDA  32115

<PAGE ii>
             FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

         BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                          CONTENTS


                                                 												Page
                                                             ____

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS			   	    1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
   DECEMBER 31, 1999 AND 1998								                        2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
   BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1999					        3

NOTES TO FINANCIAL STATEMENTS							                         4

SUPPLEMENTAL SCHEDULE:
	SCHEDULE I:  SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF
   	   DECEMBER 31, 1999								                             9

SIGNATURE											                                        12

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS		 	     13


<PAGE 1>

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Trustees of the Brown & Brown, Inc.
Employees' Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees' Savings Plan and Trust (formerly Poe & Brown, Inc. Employees' Savings Plan and Trust) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                    /S/ ARTHUR ANDERSEN LLP


Tampa, Florida,
  May 26, 2000


<PAGE 2>

      BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST
      _____________________________________________________

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
         _______________________________________________

                AS OF DECEMBER 31, 1999 AND 1998
                ________________________________

                                               1999           1998
                                               ____           ____

CASH                                           $   137,244    $   33,066

INVESTMENTS (Notes 2, 3 and 4):
  Participant directed, at fair value-
    Money market fund                              608,488       335,554
    Common/collective trust funds               36,752,693    30,001,276
    Employer common stock                       12,139,034    10,712,730
    Participant loans                            1,675,674     1,698,578
  Participant directed, at contract value-
    Pooled separate account                      5,570,092     4,900,519
    Self-directed investments, at fair value-
    Personal choice retirement account             571,211       368,058
                                               ___________   ___________
        Total investments                       57,317,192    48,016,715
                                               ___________   ___________

EMPLOYER CONTRIBUTIONS RECEIVABLE                1,029,914       893,785
                                               ___________   ___________

NET ASSETS AVAILABLE FOR BENEFITS              $58,484,350   $48,943,566
                                               ===========   ===========



    The accompanying notes are an integral part of these statements.

<PAGE 3>

      BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST
      _____________________________________________________

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    _________________________________________________________

              FOR THE YEAR ENDED DECEMBER 31, 1999
              ____________________________________


ADDITIONS:
  Interest and dividends                                      $    442,740
  Dividends on employer common stock                               147,345
  Net realized and unrealized appreciation in fair value of
    investments                                                  6,604,557
  Participant contributions                                      4,593,992
  Employer contributions                                         2,324,843
                                                               ___________

    Total additions                                             14,113,477
                                                               ___________
DEDUCTIONS:
  Benefits paid to participants                                  4,562,342
  Administrative expenses                                           10,351
                                                               ___________

    Total deductions                                             4,572,693
                                                               ___________

NET INCREASE                                                     9,540,784

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year            48,943,566
                                                               ___________

NET ASSETS AVAILABLE FOR BENEFITS, end of year                 $58,484,350
                                                               ===========


 The accompanying notes are an integral part of this statement.

<PAGE 4>

        BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN & TRUST
                NOTES TO FINANICAL STATMEMENTS
                  DECEMBER 31, 1999 AND 1998

1.  PLAN DESCRIPTION
    ________________

GENERAL

The Brown & Brown, Inc. Employees' Savings Plan and Trust (formerly Poe & Brown, Inc. Employees' Savings Plan and Trust) (the Plan), established effective January 1, 1985, and as amended and restated effective January 1, 1997, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

BENEFITS PAID

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service, and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.

ADMINISTRATION

The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee), which has been appointed by the Board of Directors (the Board) of the Employer. Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description.
Copies of this document are available from the Committee. Diversified Investment Advisors, Inc. (Diversified) has been appointed as the recordkeeper of the Plan, and Investors Bank and Trust Company of Boston, Massachusetts (the Trustee), has been appointed as the trustee of the Plan.

ADMINISTRATIVE EXPENSES

All investment-related expenses for the years ended December 31, 1999 and 1998, were charged against plan earnings.
Substantially all other expenses were paid by the Employer.

CONTRIBUTIONS

Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, but no more than 2.5 percent of each participant's salary. The Plan permits the Board of the Employer to authorize optional contributions

<PAGE 5>

allocated to participants based on salary.  During the year ended
December 31,1999, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants.

VESTING

Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance at all times.
Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions and profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:

       Years of                               Vested
     Credited Service                        Interest
     ________________                        _________

      1                                      20%
      2                                      40%
      3                                      60%
      4                                      80%
      5 or more                              100%


PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee.
Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.  USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES
    ____________________________________________________

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

VALUATION OF INVESTMENTS

DIVERSIFIED INVESTMENTS -- The fair value of the participation units in Diversified investments (excluding the Diversified Stable Five Fund) is based on the quoted redemption value of the units from Diversified on the last business day of the year.

<PAGE 6>

EMPLOYER COMMON STOCK -- This investment consists of the
Employer's common stock, which is valued at the last reported sale price as reported on the New York Stock Exchange.

DIVERSIFIED STABLE FIVE FUND -- As of December 31, 1999 and 1998, the contract value of this fund approximated its fair value.

CHARLES SCHWAB & CO. PERSONAL CHOICE RETIREMENT ACCOUNT (see Note
3) -- As of December 31, 1999 and 1998, the fair value of the stocks, bonds and mutual funds held in the participant's account are based on quoted market prices of the investments held.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1999 and 1998, are summarized as follows:

                              1999           1998
                              ____           ____

Employer common stock         $12,139,034    $10,712,730
Diversified Stable Five Fund    5,570,092      4,900,519
Diversified Balanced Fund       7,796,604      7,377,078
Diversified Stock Index Fund    6,398,977      4,721,443
Diversified Equity Value Fund   7,245,445      8,810,225
Diversified Special Equity Fund 5,318,499      5,031,815


During the year ended December 31, 1999, the Plan's investments appreciated in fair value as follows:

                                             Amount
                                             ______

Common/collective trust funds                 $6,369,094
Personal choice retirement account:
  Mutual funds                                    30,497
  Common stock                                   204,966
                                              __________

    Total realized/unrealized appreciation in
      value of investments                    $6,604,557
                                              ==========


NEW ACCOUNTING PRONOUNCEMENT

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment options. SOP 99-3 was adopted for the 1999 financial statements, and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed investment option disclosures.


<PAGE 7>

3. INVESTMENT PROGRAMS
   ____________________

FUND OPTIONS

As of December 31, 1999 and 1998, contributions to the Plan are invested in one or more of 17 separate investment fund options at the direction of each participant. The fund options are:
(1) Diversified Stable Five Fund; (2) Diversified Short Horizon Fund; (3) Diversified Government/Corporate Bond Fund; (4) Diversified Balanced Fund; (5) Diversified Stock Index Fund; (6) Diversified Aggressive Equity Fund; (7) Diversified Equity Value Fund; (8) Diversified Special Equity Fund; (9) Diversified International Equity Fund; (10) Diversified Intermediate/Long Horizon Fund; (11) Employer Common Stock; (12) Diversified Money Market Fund; (13) Diversified Quality Bond Fund; (14) Diversified High Yield Bond Fund; (15) Diversified Intermediate Horizon Fund;
(16) Diversified Equity Growth Fund; and (17) Diversified Growth and Income Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 1999 and 1998, one investment is aggregated for presentation purposes. The Diversified Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Government/Corporate Bond Fund, Diversified Short Horizon Fund, Diversified Intermediate Horizon Fund, Diversified Intermediate/Long Horizon Fund, Diversified Balanced Fund, Diversified Stock Index Fund, Diversified Aggressive Equity Fund, Diversified Equity Growth Fund, Diversified Growth and Income Fund, Diversified Equity Value Fund, Diversified Special Equity Fund and Diversified International Equity Fund are aggregated into the Common/Collective Trust Funds in the accompanying statements of net assets available for benefits. The remaining options are shown individually in the accompanying statements of net assets available for benefits. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

DIVERSIFIED STABLE FIVE FUND

Diversified manages a guaranteed pooled separate account of AUSA Life Insurance Company called the Stable Five Fund. The crediting interest rate is effective for a twelve-month interest crediting period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses,
(ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the years ended December 31, 1999 and 1998, was 6.15 percent and 7.00 percent, respectively. The average yield for this Diversified account for the years ended December 31, 1999 and 1998, was 6.90 percent and 6.10 percent, respectively.

<PAGE 8>

INVESTMENT INCOME AND EXPENSES

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

PARTICIPANT LOANS

A participant may, with the approval of the Committee, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable monthly over periods generally up to 5 years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.

4.  PARTY-IN-INTEREST TRANSACTIONS
    ______________________________

All of the Plan's Diversified investments are managed by the recordkeeper, a party-in-interest.

5.  FEDERAL INCOME TAX STATUS
    _________________________

The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  SUPPLEMENTAL SCHEDULE
    _____________________

The following supplemental schedule of assets held for investment is included as a required schedule under ERISA.

<PAGE 9>

                                                       SCHEDULE I
                                                      Page 1 of 3

      BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST
      _____________________________________________________

             SCHEDULE OF ASSETS HELD FOR INVESTMENT
             ______________________________________

                     AS OF DECEMBER 31, 1999
                     _______________________

Identity and Description of Issues                       Fair Value
__________________________________                       __________
Participant directed:
  Money market-
    Diversified Money Market Fund*                       $     608,488
                                                         _____________
  Common/collective trusts-
   Diversified Equity Growth Fund*                           2,025,578
   Diversified Short Horizon Fund*                               1,780
   Diversified Government/Corporate Bond Fund*                 498,074
   Diversified Balanced Fund*                                7,796,604
   Diversified Growth and Income Fund*                       2,464,943
   Diversified Stock Index Fund*                             6,398,977
   Diversified Aggressive Equity Fund*                       2,327,145
   Diversified Equity Value Fund*                            7,245,445
   Diversified Quality Bond Fund*                              340,020
   Diversified High Yield Bond Fund*                           268,937
   Diversified Special Equity Fund*                          5,318,499
   Diversified International Equity Fund*                    1,951,372
   Diversified Intermediate Horizon Fund*                       43,900
   Diversified Intermediate/Long Horizon Fund*                  71,419
                                                        ______________

    Total common/collective trusts                          36,752,693
                                                        ______________

  Employer common stock                                     12,139,034
                                                        ______________

Participant loans (bearing interest at rates
 ranging between 7 percent and 11 percent)                   1,675,674
                                                        ______________

Pooled separate account-
 Diversified Stable Five Fund - Pooled Account of
  the AUSA Life Insurance Company, Inc.*                     5,570,092
                                                        ______________
Self-directed:
  Personal choice retirement account-
   Money market fund-
    Schwab Money Market Fund                                    45,615
  Mutual funds-
   Janus Worldwide Fund                                          6,633
   Monument Internet Fund                                        2,241
   Vanguard Primecap Fund                                        7,618


<PAGE 10>
                                                       SCHEDULE I
                                                      Page 2 of 3

      BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST
      _____________________________________________________

             SCHEDULE OF ASSETS HELD FOR INVESTMENT
             ______________________________________

                     AS OF DECEMBER 31, 1999
                     _______________________

Identity and Description of Issues                    Fair Value
__________________________________                    ___________

Personal choice retirement account (continued)-
 Corporate common stocks-
  AT&T Corporation                                       970
  Adaptec Inc.                                         3,491
  Adobe Systems, Inc.                                  6,725
  Amazon Com Inc.                                      7,613
  America Online Inc. Del                             39,227
  American International Group, Inc.                  15,217
  Applied Micro Circuits                              12,725
  Ask Jeeves, Inc.                                    11,294
  Atmel Corporation                                    5,321
  Calif Amplifier Inc.                                 5,657
  Check Pt. Software Tech                              6,956
  Cisco Systems, Inc.                                 21,961
  Compaq Computer Corporation                          6,800
  Comverse Technology                                  7,238
  Dell Computer Corporation                           21,573
  Echostar Communication Cp Cl                         7,800
  Gemstar International Group Ltd.                    17,955
  General Electric Company                             3,095
  Harris Corporation                                     109
  Intel Corporate                                      1,318
  International Business Machines                        432
  Iomega Corporation                                   1,501
  Jds Uniphase Corporation                            18,067
  Lam Research Corporation                             4,463
  Lanier Worldwide Inc.                                   16
  Medimmune, Inc.                                     11,611
  Merck and Company Inc.                              14,260
  Mercury Interactive Corporation                      5,937
  Microsoft Corporation                               35,025
  Nabors Industries, Inc.                              6,188
  Network Appliances, Inc.                            22,925
  Nextel Communications                                4,125
  Nokia Corporation Sponsor Adr                        6,687
  PMC Sierra Inc.                                     11,222
  Pfizer                                               9,788
  Photon Dynamics Inc.                                 7,556

<PAGE 11>

                                                       SCHEDULE I
                                                      Page 3 of 3

      BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST
      _____________________________________________________

             SCHEDULE OF ASSETS HELD FOR INVESTMENT
             ______________________________________

                     AS OF DECEMBER 31, 1999
                     _______________________

Identity and Description of Issues                Fair Value
__________________________________                __________

Personal choice retirement account (continued)-
  Corporate common stocks (continued)-
     Power Integrations Inc.                          6,903
     Powerwave Tech Inc.                              3,503
     QLT Phototherapeutics                            4,700
     Qlogic Corporation                               9,593
     Qualcomm Inc.                                   21,135
     RF Micro Devices, Inc.                          15,056
     Rowand Companies                                 8,675
     Sprint Corporation                              16,897
     Sprint PCS Group                                 2,050
     Sun Microsystems, Inc.                          15,177
     Transwitch Corporation                           5,079
     Verisign, Inc.                                  21,385
     Wal-Mart Stores, Inc.                            6,919
     Worldcom, Inc.                                   3,183
     Xilinx, Inc.                                     6,001
       Total personal choice retirement account     571,211
                                                ___________
       Total investments                        $57,317,192
                                                ===========


*Managed by the recordkeeper, a party-in-interest (Note 4).

   The preceding notes are an integral part of this schedule.

<PAGE 12>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee and other persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              BROWN & BROWN, INC.
                              EMPLOYEES' SAVINGS PLAN AND TRUST

                              By:  BROWN & BROWN, INC.



                                    /S/ THOMAS M. DONEGAN, JR.
                              By:________________________________
                                   Thomas M. Donegan, Jr.
                                   Vice President

<PAGE 13>

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation by reference of our report, dated May 26, 2000, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-1900, dated November 27, 1985, as amended by Post Effective Amendment No. 1, dated December 2, 1992.


                               /S/ ARTHUR ANDERSEN LLP


Tampa, Florida,
    June 16, 2000